Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander México, S.A., Institución de Banca Múltiple,

Grupo Financiero Santander México

Registration Statement File No. 333-231581

Santander Extraordinary General Meeting approves

the required capital increase to acquire the minority

shareholders’ interests in Santander Mexico

●	The board of directors has been authorised to issue up to €2,560 million new shares to acquire the shares of Santander México not already owned by the Group through an exchange offer.

●

During her speech at the Extraordinary General Shareholders’ Meeting, Ana Botín said: “We believe that the Mexican economy is attractive and is one of the economies with greatest potential in Latin America. It offers higher average profitability than other geographies and has a financial sector with strong potential, due to low penetration that banks currently have in the country”.

Santander, 23 July 2019 - PRESS RELEASE

An Extraordinary General Meeting of Banco Santander shareholders has today approved the capital increase required to acquire the shares in Santander Mexico currently held by minority shareholders, representing 24.95% of Santander Mexico’s capital.

The board of directors has received shareholder authorisation to increase share capital by issuing and putting into circulation new shares, that will be fully subscribed and paid-up through non-cash contributions consisting of Santander Mexico shares not already owned by the Group, for up to €2,560 million1.

The transaction, which is subject to authorisation from the National Banking and Securities Commission of Mexico and the US Securities and Exchange Commission (SEC), stipulates that the shareholders of the Mexican subsidiary who decide to participate will receive 0.337 new Banco Santander shares for every Santander Mexico share, or 1.685 new Banco Santander ADS for every Santander Mexico ADS. This implies a 14% premium over the closing price of the day prior to the announcement2, and a 22% premium over the volume weighted average price of the month before the announcement.

1 This estimated amount takes into account the approx. 1,700 million shares in issue of Santander Mexico held by minority shareholders, the exchange ratio of 0.337 new shares of Banco Santander for each Santander Mexico share and the closing price of the Banco Santander share on 11 April, which was 4.477 euros.

2 Taking into account the maximum number of shares of Santander Mexico that could accept the offer and the closing price of Banco Santander previously indicated, as well as an exchange rate of 21.2826 Mexican pesos per euro, and deducting the amount of the dividends against 2018 results.

Corporate Communication
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

This investment will have a neutral impact on Banco Santander’s earnings per share (by 2020-2021) and boost organic capital generation. The return on investment is expected to be approximately 14.5% by 2021.

During her speech to shareholders, Group executive chairman Ana Botín explained how this transaction will support Group’s strategic goals announced in April, which include plans to raise the Bank’s profile in its fastest-growing market. She said, “We believe that the Mexican economy is attractive and is one of the economies with greatest potential in Latin America. It offers higher average profitability than other geographies and has a financial sector with strong potential, due to the low penetration that banks currently have in the country.”

In 2018, Santander Mexico posted underlying attributable profit of €760 million, accounting for 8% of total Group profit. At 31 December 2018, Santander Mexico had 16.7 million customers, 1,418 branches and 19,859 employees.

According to Botín, “this transaction is financially attractive for both Santander Mexico shareholders and Banco Santander shareholders. For the minority shareholders of Santander Mexico it is attractive not only because of the premium, but also because the consideration is in Banco Santander shares, which will enable those accepting the offer to continue to benefit from the Group’s exposure to Mexico, as well as from the strength and geographic diversification of Banco Santander. The deal is also very good for Banco Santander shareholders, as we accelerate the growth of our investment in Latin America and our future growth capacity.”

The acceptance period for the offer is expected to begin in August and end in September, when the new Banco Santander shares will be available to exchange for shareholders taking up the offer. There is no minimum acceptance threshold.

During her speech, the Group executive chairman also noted that Banco Santander’s second quarter earnings evidence the advantages that the strategy, diversification and business model with a focus on retail and commercial banking provide to the Group: “We remain one of the most profitable and efficient banks amongst our peers. For the Santander Group as a whole, our RoTE has been 11.7% in the first half of the year and our cost-to-income ratio is 47.4%”. “Thanks to these good dynamics, we continue to create value for our more than 4 million shareholders.”

Regarding the creation of the Santander Global Platform area, a new unit which consolidates the bank’s global digital services under a single umbrella, Botín said: “We are taking a further step forward in our digital transformation and we have created Santander Global Platform, which aligns our reporting structure with our organization and strategy. Our goal is to extend the benefits of the talent and scale of the Group to the payment and digital businesses with higher growth, building platforms only once for all of our banks which allow us to offer the best digital services aimed at retail customers, merchants, and SMEs. Making our Santander Global Platform results public we further increase the transparency of our digital investments and accelerate the execution of our initiatives.”

Corporate Communication
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Santander Mexico reported profit of €424 million for the first half of 2019, up 19% in current euros year-on-year. The Group as a whole posted underlying profit of €4,045 million for the first six months of 2019.

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In relation to the public offer of acquisition and reciprocal subscription to be carried out in Mexico by Banco Santander S.A. (“Santander”), with respect to the shares of its Mexican subsidiary,

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiera Santander México; Santander is in the process of authorizing such offer and its related documentation before the Comisión Nacional Bancaria y de Valores de México. In connection with the above, and in order to have more information in connection with the above, one should consult the preliminary documentation that has been submitted as of this date, as well as, in due course, the final documentation. The documentation that has been made public in Mexico in connection with the public offer of acquisition and reciprocal subscription, according to this paragraph, will be available at the following addresses: www.bmx.com.mx and www.gob.mx/cnbv.

In connection with the exchange offer in the United States, Santander has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that contains a preliminary offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE EXCHANGE OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

No offer

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this document nor the information contained therein shall constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Mexico, Spain, the United Kingdom, Poland or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Mexico, Spain, the United Kingdom or Poland except pursuant to applicable law.

Corporate Communication
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this document and in our annual report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this document and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Furthermore, certain information presented here comes from sources prepared by third parties. While such information has been considered reliable for the present purposes, we do not make any declaration, guarantee or assume any express or implicit obligation regarding the sufficiency, precision, or reliability of such information, or of the projections and affirmations contained therein.

Corporate Communication
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Non-IFRS and alternative performance measures

In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this document contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this document that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this document should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the Santander 2019 2Q Financial Report, published as a Relevant Fact on 23 July 2019, as well as the 2018 Annual Financial Report, filed with the Comisión Nacional del Mercado de Valores of Spain (CNMV) on 28 February 2019. These documents are available on Santander’s website (www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this document should be construed as a profit forecast.

Corporate Communication
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander